

May 27, 2014

Via E-mail
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

      Re: **Foresight Energy LP**
               Amendments No. 9 and No. 10 to Registration Statement on Form S-1
               Filed May 21, 2014 and May 22, 2014
               File No. 333-179304

Dear Mr. Beyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Foresight Energy LP, page 1

1.   Please provide an expanded response to comment 5 in our letter dated May 20, 2014 that addresses the full nature and extent of the relationships between David Jude and Chris Cline and their affiliates. It appears, for example, that David Jude has piloted aircraft for Chris Cline. It also appears that Mr. Cline decides what projects are undertaken by Coal Field Transports, Inc. and its affiliates, as well as the terms of those projects. In light of these factors, please explain to us why you believe Coal Field Transports is "independent" and a "third party."

2.   Please revise where appropriate to clarify the nature and extent of Mr. Cline's role with respect to, as well as the ownership and management of, Coal Field Transports, Inc. In this regard, your revised disclosure should:

- Avoid terms such as "independent third party" if Mr. Cline exercises effective control over what projects Coal Field Transports, Inc. undertakes;

- Identify Messrs. Beyer and Moravec instead of using the defined term "Partnership executives" or otherwise indicate, if true, that they are the sole members of the group that oversees mining by Coal Field Transports, Inc. and its affiliates;

- Identify the company that employs the two presidents described in the second full paragraph on page 137; and

- Identify Mr. Cline instead of using the defined term "Principal Strategy Advisor."

Dilution, page 59

3.   We note your disclosure in response to our prior comment 1. Please quantify, by reconciliation if necessary, any adjustments made to the March 31, 2014 Foresight Energy LLC members' deficit attributable to controlling interests of $118,492,000 when determining the pro forma net tangible book value (before the offering).

Capitalization, page 60

4.   We note from your disclosure in response to our prior comment 3 you do not expect to realize any gain or loss on the sale of the longwall shields and the repayment of amounts due under the Interim Longwall Financing Arrangement. Please explain the components of the transaction such that no gain or loss will be recognized (i.e. tell us the carrying value of the longwall shields and equipment, the amount and nature of the proceeds to be received from the sale, the amount of the principal and interest to be paid, and how you will account for differences between these amounts, if any).

5.   We note the additional disclosure added in response to our prior comment 4. Please expand your disclosure to quantify the various components underlying your computation of the "As Adjusted" Foresight Energy LP partners' capital amounts so as to enable the reader to re-compute these amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): William Miller, Esq.